MIND CTI Reports EPS of 6 Cents for the First Quarter of 2011

Conference Call Scheduled for May 5, 2011 at 8:30 AM Eastern Time

Yoqneam, Israel, May 4, 2011 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the first quarter 2011.

Key Highlights
•	Non-GAAP revenues were $4.8 million, excluding a one time stock-based compensation granted to a customer in an amount of $332 thousand.
•	Non-GAAP operating income, based on the non-GAAP revenues and excluding equity-based compensation expense of $20 thousand, was $1,274 thousand, or 26.6% of non-GAAP revenues.
•	GAAP revenues were $4.5 million, compared with $5.3 million in the first quarter of 2010.
•	GAAP operating income was $922 thousand, or 20.7 % of GAAP revenue.
•	GAAP net income was $1,162 thousand or $0.06 per share.
•	Cash flow from operating activities was $1.2 million.
•	One new customer and multiple follow-on orders.
•	Backlog as of March 31, 2011 includes $10.2 million that is expected to be billed by year-end.

Cash Position and Annual Dividend Distribution
The cash position including marketable debentures is $17.4 million as of March 31, 2011.

As previously announced, based on our policy of annual dividend distribution, the Board declared a cash dividend of $0.32 per share before withholding tax. The record date for the annual dividend was February 28, 2011 and the payment date was March 21, 2011.

The dividend declared and distributed was approximately $6 million - $4.7 million that was paid to the shareholders in March 2011 and $1.3 million was paid for the withholding tax to the Israeli Tax authority in April 2011.

Revenue Distribution Based on GAAP Revenue for Q1 2011
Sales in the Americas represented 39.3% and sales in Europe represented 46.9% of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $3.4 million, while revenue from enterprise call accounting software was $1.1 million.

Impact of Customer Warrant Award on Revenues
As we previously announced, we issued in January 2011 to EastLink a warrant to purchase ordinary shares of MIND. Given the exercise price and warrant validity period according to US GAAP rules we encountered a one time stock-based compensation granted to a customer adjustment to our revenues of $332 thousand.

Conference Call Information
MIND will host a conference call on May 5, 2011 at 8:30 a.m., Eastern Time, to discuss the Company's first quarter 2011 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year ended
	ended March 31,		December 31,
	2011	2010	2010
	U.S. $ in thousands
	(except per share data)

Revenues	$4,791	$5,278	$19,886
Less: stock- based compensation granted to a customer	332	-	-
	4,459	5,278	19,886
Cost of revenues	1,390	1,674	6,167
Gross profit	3,069	3,604	13,719
Research and development expenses	1,219	1,081	4,057
Selling and marketing expenses	504	617	2,119
General and administrative expenses	424	434	1,555
Impairment of goodwill	-	-	586
Impairment of intangible asset	-	-	407
Operating income	922	1,472	4,995
Financial income (expenses) - net	250	(94)	49
Income before taxes on income	1,172	1,378	5,044
Taxes on income	10	22	188
Net income for the period	$1,162	$1,356	$4,856

Earning per ordinary share:
Basic and diluted	$0.06	$0.07	$0.26

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:

Basic	18,561	18,429	18,467

Diluted	18,741	18,489	18,613

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$12,614	$17,582
Short term bank deposits	2,757	2,905
Accounts receivable:
Trade	1,513	1,585
Other	185	154
Prepaid expenses	189	164
Deferred cost of revenues	181	199
Inventories	30	30
Total current assets	17,469	22,619

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures	2,005	-
Severance pay fund	1,413	1,512
Deferred cost of revenues	56	66
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	827	834
GOODWILL	5,430	5,430
Total assets	$27,200	$30,461

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$235	$244
Other	2,600	1,236
Deferred revenues	2,528	3,020
Total current liabilities	5,363	4,500
LONG TERM LIABILITIES :
Deferred revenues	330	276
Employee rights upon retirement	1,656	1,702
Total liabilities	7,349	6,478

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,265	35,633
Differences from translation of foreign currency financial statements of a subsidiary	(1,066)	(1,140)
Treasury shares	(2,800)	(2,800)
Accumulated deficit	(6,602)	(7,764)
Total shareholders’ equity	19,851	23,983
Total liabilities and shareholders’ equity	$27,200	$30,461

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year ended
	ended March 31,		December 31,
	2011	2010	2010
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,162	$1,356	$4,856
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	75	180	582
Impairment of goodwill	-	-	586
Impairment of intangible asset	-	-	407
Accrued severance pay	(47)	79	134
Capital gain on sale of property and equipment - net	(9)	(4)	(15)
Employees share-based compensation expenses	20	42	139
Stock- based compensation granted to a customer (deducted from revenues)	332	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	80	348	(352)
Other	(36)	15	44
Decrease (increase) in prepaid expenses and deferred charges	4	(299)	(74)
Decrease in inventories	-	-	4
Increase (decrease) in accounts payable and accruals:
Trade	(10)	(73)	(207)
Other	103	37	(336)
Increase (decrease) in deferred revenues	(438)	765	536
Net cash provided by operating activities	1,236	2,446	6,304

Cash flows from investing activities:
Purchase of marketable debentures	(2,005)	-	-
Purchase of property and equipment	(78)	(35)	(171)
Severance pay funds	100	(46)	(208)
Investment in short term bank deposits	-	-	(722)
Proceeds from short term bank deposits	150	1,118	-
Proceeds from sale of property and equipment	19	12	40
Net cash provided by (used in) investing activities	(1,814)	1,049	(1,061)
Cash flows from financing activities:
Employee stock options exercised and paid	248	-	75
Dividend paid (*)	(4,709)	-	(3,686)
Net cash used in financing activities	(4,461)	-	(3,611)
Translation adjustments on cash and Cash equivalents	71	(79)	(45)
Increase (decrease) in cash and cash equivalents	(4,968)	3,416	1,587
Balance of cash and cash equivalents at beginning
Of period	17,582	15,995	15,995
Balance of cash and cash equivalents at end of period	$12,614	$19,411	$17,582

(*) Non-cash financing activities:
Withholding tax payable from dividend paid	$(1,259)	$-	$-